JAMES D. EVANS	November 20, 2019	EMAIL JEVANS@FENWICK.COM DIRECT DIAL +1 (206) 389-4559

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kathleen Krebs, Special Counsel
Jeff Kauten, Staff Attorney
Christine Dietz, Senior Staff Accountant
Eiko Yaoita Pyles, Staff Accountant

Re:	Bill.com Holdings, Inc. Registration Statement on Form S-1 Filed November 15, 2019 File No. 333-234730

Ladies and Gentlemen:

We are submitting this letter on behalf of Bill.com Holdings, Inc. (the “Company”) in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 20, 2019 and presented in bold italics below, regarding the Company’s Registration Statement on Form S-1 (File No. 333-234730) filed by the Company with the Commission on November 15, 2019 (the “Registration Statement”).

Registration Statement on Form S-1

Item 16. Exhibits and Financial Statement Schedules, page II-3

1.

We note that the exclusive forum provision in your form of restated certificate of incorporation filed as Exhibit 3.2 does not clarify its inapplicability to actions arising under the Securities Act or the Exchange Act, as disclosed on pages 44 and 154 of your prospectus. Please ensure that the exclusive forum provision in your governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or the Exchange Act.

The Company acknowledges the Staff’s comment and advises the Staff that it will include disclosure regarding the inapplicability of its restated certificate of incorporation to actions arising under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), similar to the disclosure appearing on pages 44 and 154 of the Registration Statement, in its future filings. For example, the Company will include such language in the risk factors that it will include in each annual report on Form 10-K (irrespective of any exemptions which may be available to the Company), and to the extent that the Company includes risk factors with its

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 20, 2019

quarterly reports on Form 10-Q, as it currently anticipates doing for the foreseeable future, it will include the same language there. Furthermore, the Company will include the related disclosure on page 154 in all future filings that call for disclosure under Item 202 of Regulation S-K. The Company believes that by adding these disclosures to its future filings, investors will be informed that the choice of forum provision will not apply to actions brought under the Securities Act or the Exchange Act.

* * * * * * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 20, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559, or, in his absence, Nicolas H.R. Dumont at (212) 430-2679.

Sincerely,

FENWICK & WEST LLP

/s/ James D. Evans

James D. Evans

cc:	René Lacerte, President and Chief Executive Officer

John Rettig, Chief Financial Officer

Raj Aji, General Counsel and Chief Compliance Officer

Bill.com Holdings, Inc.

Mark C. Stevens

Dawn H. Belt

Nicolas H. R. Dumont

Fenwick & West LLP

Raj S. Judge

Andrew D. Hoffman

Wilson Sonsini Goodrich & Rosati, P.C.